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SEC FILE NUMBER
8-30177

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2021 (MM/DD/YY) AND ENDING 12/31/2021 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: KeyBanc Capital Markets Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

127 Public Square
(No. and Street)

Cleveland	Ohio	44114
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Mark Kovachick	(216) 689-3723	mkovachick@key.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Ernst & Young LLP
(Name – if individual, state last, first, and middle name)

950 Main Avenue, Suite 1800	Cleveland	Ohio	44113
(Address)	(City)	(State)	(Zip Code)

10/20/2003	42
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

OATH OR AFFIRMATION

I, Mark Kovachick, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of KeyBanc Capital Markets Inc., as of December 31, 2021, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NOTARY PUBLIC STATE OF OHIO
STEPHANIE A MUSHENHEIM
Notary Public
State of Ohio
My Comm. Expires
May 18, 2025

Signature:

Title:
Chief Financial Officer

Notary Public

This filing contains (check all applicable boxes):**

☒ (a) Statement of financial condition.
☒ (b) Notes to consolidated statement of financial condition.
☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
☒ (d) Statement of cash flows.
☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
☒ (g) Notes to consolidated financial statements.
☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
☒ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
☐ (z) Other: ____________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Annual Audit Report

Year Ended December 31, 2021

KeyBanc Capital Markets Inc.
(Name of Respondent)

Key Tower

127 Public Square

Cleveland, Ohio 44114

(Address of principal executive office)

Mr. Mark A. Kovachick
Chief Financial Officer
KeyBanc Capital Markets Inc.

Key Tower

127 Public Square
Cleveland, Ohio 44114

(Name and address of person authorized to receive notices and communications from the Securities and Exchange Commission)

Consolidated Financial Statements and Supplemental Information

KeyBanc Capital Markets Inc.
Year Ended December 31, 2021
With Report of Independent
Registered Public Accounting Firm

KeyBanc Capital Markets Inc.

Consolidated Financial Statements and Supplemental Information

Year Ended December 31, 2021

Contents

Ernst & Young LLP
Suite 1800
950 Main Avenue
Cleveland, OH 44113-7214

Tel: +1 216 861 5000
Fax: +1 216 583 2013
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of KeyBanc Capital Markets Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated statement of financial condition of KeyBanc Capital Markets Inc. (the Company) as of December 31, 2021, the related consolidated statements of operations, changes in shareholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The accompanying information contained in Schedules I, II, and III has been subjected to audit procedures performed in conjunction with the audit of the Company's consolidated financial statements. Such information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Ernst & Young LLP

We have served as the Company's auditor since 1996.
February 24, 2022

KeyBanc Capital Markets Inc.

Consolidated Statement of Financial Condition

December 31, 2021
(In Thousands)

Assets	
Cash	$ 40,210
Receivable from clearing organization	697,131
Securities owned, at fair value	661,840
Derivative assets	21,505
Goodwill	117,158
Other intangible assets, net	6,813
Net deferred tax assets	45,752
Receivable from affiliate	5,945
Other receivables, net	35,279
Other assets	8,310
Total assets	$ 1,639,943
Liabilities and shareholder's equity	
Liabilities:	
Securities sold, but not yet purchased, at fair value	$ 571,373
Derivative liabilities	8,542
Payable to affiliate	7,378
Accrued compensation	164,386
Other liabilities	24,337
Total liabilities	$ 776,016
Shareholder's equity:	
Preferred stock, without par value; authorized 500 shares; none issued	$ —
Common stock, stated value $4.00 per share; 250 shares authorized, issued, and outstanding	1
Additional paid-in capital	707,861
Retained earnings	156,065
Total shareholder's equity	863,927
Total liabilities and shareholder's equity	$ 1,639,943

See accompanying notes to consolidated financial statements.

KeyBanc Capital Markets, Inc.

Consolidated Statement of Operations

Year Ended December 31, 2021
(In Thousands)

Revenues		
Commissions	$	163,432
Principal transactions		38,947
Underwriting and investment banking		462,302
Retail advisory fees		31,225
Interest and dividends		17,832
Other revenues		6,358
Total revenues		720,096
Expenses		
Employee compensation and benefits		420,982
Interest		8,319
Floor brokerage and clearance		19,293
Communications		4,396
Occupancy and equipment		26,442
Promotion and development		7,508
Data processing		34,447
Processing fees paid to affiliate		7,617
Management fee paid to affiliate		11,802
Other operating expenses		25,738
Total expenses		566,544
Income before income taxes		153,552
Income tax expense		36,013
Net income	$	117,539

See accompanying notes to financial statements.

KeyBanc Capital Markets, Inc.

Consolidated Statement of Changes in Shareholder's Equity

Year Ended December 31, 2021
(In Thousands)

	Common stock	Additional Paid-in Capital	Retained Earnings	Total
Balance at January 1, 2021	$ 1	$ 675,785	$ 88,526	$ 764,312
Contributions from Parent	—	32,076	—	32,076
Dividend paid to Parent	—	—	(50,000)	(50,000)
Net income	—	—	117,539	117,539
Balance at December 31, 2021	$ 1	$ 707,861	$ 156,065	$ 863,927

See accompanying notes to the consolidated financial statements.

KeyBanc Capital Markets, inc.

Consolidated Statement of Cash Flows

Year Ended December 31, 2021
(In Thousands)

Operating activities		
Net Income	$	117,539
Adjustments to reconcile net income to net cash provided by operating activities:		
Intangible asset amortization		3,215
Stock-based compensation expense allocated from Parent		32,076
Deferred income tax benefit		(8,564)
Changes in operating assets and liabilities:		
Decrease in receivable from clearing organization		13,232
Decrease in securities owned, at fair value		48,913
Decrease in derivatives, net		6,853
Decrease in receivables from affiliates		62
(Increase) in other receivables		(3,095)
Decrease in other assets		2,502
(Decrease) in securities sold, not yet purchased, at fair value		(181,791)
Increase in payable to affiliates		2,043
Increase in accrued compensation		47,064
(Decrease) in other liabilities		(16,483)
Net cash provided by operating activities		63,566
Financing activities		
Borrowings on unsecured line of credit with Parent		2,965,000
Repayments on unsecured line of credit with Parent		(2,965,000)
Dividend paid to Parent		(50,000)
Net cash provided used in financing activities		(50,000)
Net increase in cash, cash equivalents and restricted cash		13,566
Cash, cash equivalents and restricted cash at beginning of fiscal year		26,644
Cash, cash equivalent and restricted cash at end of fiscal year	$	40,210
Additional disclosures relative to cash flow		
Taxes paid to Parent	$	53,876
Interest paid		7,337

See accompanying notes to the consolidated financial statements.

1. Organization

The accompanying consolidated financial statements include KeyBanc Capital Markets Inc. and its wholly owned subsidiaries, Key Investment Services LLC (KIS) and KBCM (UK) LTD (together KBCM or the Company). The Company is a wholly owned subsidiary of KeyCorp (the Parent) and is an introducing broker and dealer clearing its customer transactions on a fully disclosed basis. The Company is engaged in the business of a securities broker and dealer, which is comprised of underwriting, investment banking, and institutional and retail principal and agency customer transactions. KBCM is a member of the Financial Industry Regulatory Authority, Inc. (FINRA) and Securities Investor Protection Corporation (SIPC) and is registered with the Securities and Exchange Commission (SEC) as a broker and dealer.

2. Significant Accounting Policies

The following is a summary of significant accounting policies followed in preparation of these consolidated financial statements.

Basis of Presentation

The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of the short-term nature of the financial instrument, approximate fair value.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and the accompanying notes. Actual results could differ from those estimates.

Subsequent Events

The Company has considered the impact of subsequent events on these consolidated financial statements through the time the financial statements were issued. Financial statements are considered issued when they are widely distributed for general use or filed with the SEC.

2. Significant Accounting Policies (continued)

Cash

Cash is on deposit primarily at Key's banking subsidiary KeyBank N.A. (KeyBank) and with other third-party financial institutions. Cash balances may be held in excess of FDIC insurance limits.

The following table provides a reconciliation of cash, cash equivalents, and restricted cash that sum to the total of the same such amounts shown in the consolidated statement of cash flows.

Cash and cash equivalents	$	38,525
Restricted cash		1,685
Total cash, cash equivalents, and restricted cash shown in consolidated statement of cash flows	$	40,210

Restricted cash represents cash that has been segregated in special bank accounts for the exclusive benefit of customers.

Receivable From Clearing Organization

Receivable from clearing organization represents amounts due from the Company's third-party clearing organization for security transactions and commissions associated with unsettled trades net of clearing and administrative expenses. Receivable from clearing organization is recognized on a trade-date basis. Clearing organization deposits, which are in the form of cash, are also included in receivable from clearing organization in the consolidated statement of financial condition.

Receivables from clearing organizations are assessed for an allowance for credit losses in accordance with Accounting Standards Codification (ASC) 326, *Measurement of Credit Losses on Financial Instruments,* and is based on an analysis of historical losses, current and forecasted economic conditions, collateral positions and where applicable master netting agreements. An allowance for credit losses is recorded in the consolidated statement of financial condition as a reduction in the receivable for clearing organization. At December 31, 2021, no allowance for credit losses was recognized by the Company.

Securities Owned and Securities Sold, but Not Yet Purchased

Securities owned and securities sold, but not yet purchased are recorded on a trade-date basis and carried at fair value.

2. Significant Accounting Policies (continued)

Derivative Financial Instruments

All derivatives are recognized as either assets or liabilities at fair value on the consolidated statement of financial condition. The Company takes into account the impact of bilateral collateral and master netting agreements that allow the Company to settle all derivative contracts held with a single counterparty on a net basis, and to offset the net derivative position with the related cash collateral when recognizing derivative assets and liabilities. Depending on the type of derivative instrument, changes in the fair value of derivatives are recognized immediately in earnings in principal transactions or underwriting and investment banking revenue on the consolidated statement of operations. The net increase or decrease in derivatives is included in operating activities within the consolidated statement of cash flows. Refer to Note 5 (Derivative Financial Instruments) for further discussion of the Company's derivative instruments.

Fair Value Measurements

Fair value is defined as the price to sell an asset or transfer a liability in an orderly transaction between market participants in the principal market. Therefore, fair value represents an exit price at the measurement date. The Company values its assets and liabilities based on the principal or most advantageous market where each would be sold (in the case of assets) or transferred (in the case of liabilities). In the absence of observable market transactions, the Company considers liquidity valuation adjustments to reflect the uncertainty in pricing the instruments.

Valuation inputs can be observable or unobservable. Observable inputs are assumptions based on market data obtained from an independent source. Unobservable inputs are assumptions based on the Company's own information or assessment of assumptions used by other market participants in pricing the asset or liability. The Company's unobservable inputs are based on the best and most current information available on the measurement date.

All inputs, whether observable or unobservable, are ranked in accordance with a prescribed fair value hierarchy that gives the highest ranking to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest ranking to unobservable inputs (Level 3). Fair values for Level 2 assets and liabilities are based on one or a combination of the following factors: (i) quoted market prices for similar assets or liabilities; (ii) observable inputs, such as interest rates or yield curves; or (iii) inputs derived principally from or corroborated by observable market data. The level in the fair value hierarchy ascribed to a fair value measurement in its entirety is based on the lowest level input that is significant to the measurement. Assets and liabilities may transfer between levels based on the observable and unobservable inputs used at the valuation date.

2. Significant Accounting Policies (continued)

Fair Value Measurements (continued)

Assets and liabilities are recorded at fair value on a recurring or nonrecurring basis. Nonrecurring fair value adjustments are typically recorded as a result of the application of lower of cost or fair value accounting; or impairment. At a minimum, the Company conducts valuations quarterly.

Additional information regarding fair value measurements and disclosures is provided in Note 6 (Fair Value Measurements).

Leases

Leases classified as operating leases that have initial terms greater than one year are recognized on the consolidated statement of financial condition as right-of-use (ROU) assets and corresponding operating lease liabilities. Operating leases with an initial term of less than one year are not recognized on the consolidated statement of financial condition. ROU assets and operating lease liabilities are recognized in other assets and other liabilities, respectively, on the consolidated statement of financial condition. Operating lease expense is recognized in occupancy and equipment expense in the consolidated statement of operations over the lease term. Refer to Note 15 (Commitments and Contingencies) for additional information regarding the Company's operating lease arrangements.

Goodwill and Other Intangible Assets

Goodwill represents the amount by which the cost of net assets acquired in a business combination exceeds their fair value. Goodwill is assigned to reporting units as of the acquisition date based on the expected benefit to such reporting unit from the synergies of the business combination. Goodwill is deemed to have an indefinite life and is not amortized. Other intangible assets consist of the net present value of future economic benefits to be derived from the purchase of customer relationships. Other intangible assets have finite lives and are amortized on either an accelerated or straight-line basis over a weighted-average life of nine years. Other intangible amortization expense is recognized in other operating expenses on the consolidated statement of operations.

Goodwill and indefinite-life intangible assets are subjected to impairment testing at least annually, or when events or circumstances change that would more-likely-than-not reduce the fair value of goodwill below its carrying value. Goodwill is tested for impairment at the reporting unit level as of October 1st of each year. The Company continues to monitor the impairment indicators for goodwill and other intangible assets, and to evaluate the carrying amount of these assets quarterly.

2. Significant Accounting Policies (continued)

Goodwill and Other Intangible Assets (continued)

The Company may elect to perform a qualitative analysis to determine whether or not it is more-likely-than-not that the fair value of a reporting unit is less than its carrying amount. If the Company elects to bypass this qualitative analysis, or concludes via qualitative analysis that it is more-likely-than-not that the fair value of a reporting unit is less than its carrying value, a quantitative goodwill impairment test is performed. If the fair value is less than the carrying value, and impairment charge is recorded for the difference

Refer to Note 7 (Goodwill and Other Intangible Assets) for additional information on the Company's goodwill and other intangible assets.

Income Taxes

Deferred tax assets and liabilities are determined based on temporary differences between financial statement asset and liability amounts and their respective tax bases, and are measured using enacted tax laws and rates that are expected to apply in the periods in which the deferred tax assets or liabilities are expected to be realized. Deferred tax assets are also recorded for any tax attributes, such as tax credit and net operating loss carryforwards. Subsequent changes in the tax laws require adjustment to these assets and liabilities with the cumulative effect included in the provision for income taxes for the period in which the change is enacted. A valuation allowance is recognized for a deferred tax asset if, based on the weight of available evidence, it is more-likely-than-not that some portion or all of the deferred tax asset will not be realized.

ASC 740, *Income Taxes*, prescribes a model for the recognition, measurement, presentation and disclosure of uncertain tax positions taken or expected to be taken on a tax return. Under ASC 740, tax positions are recognized when it is more-likely-than-not the position will be sustained upon examination by the taxing authorities. Such tax positions are measured as the largest amount of tax benefit that is greater than 50% likely (more-likely-than-not) of being realized upon ultimate settlement with the tax authority assuming full knowledge of the position and all relevant facts. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense. The Company's management believes there was no liability resulting from unrecognized tax benefits related to uncertain tax positions taken at December 31, 2021. Further, the Company does not expect the total amount of unrecognized tax benefits to significantly increase in the next twelve months. Refer to Note 9 (Income Taxes) for further discussion of the Company's income taxes.

2. Significant Accounting Policies (continued)

Investment Banking Receivables

Investment banking receivables are recognized in other receivables when revenue is earned and are assessed for an allowance for credit losses in accordance with ASC 326. The allowance for credit losses is recorded in the consolidated statement of financial condition as a reduction in the investment banking receivable and in the consolidated statement of operations as a reduction in underwriting and investment banking revenue.

The Company's allowance estimate is based upon many factors including historical collection experience, current and forecasted economic conditions, creditworthiness of clients, and analysis of the specific facts and information regarding the collectability of the receivable. A zero expectation of credit losses may be possible for a receivable with zero historical credit losses and other current factors. The impairment estimation process involves judgment regarding collectability based upon information available at the consolidated statement of financial condition date, and the uncertainties inherent in those underlying assumptions. While the Company has based its estimates on the best information available, future adjustments to the allowance for credit losses may be necessary as a result of changes in the specific facts associated with the receivables or variances between actual and estimated results. The Company's allowance for credit losses for at December 31, 2021 was $230.

Accrued Compensation

Accrued compensation includes employee salaries, commissions, bonuses, payroll taxes, and benefits. Salaries, payroll taxes, and benefits are accrued based on days worked. Commissions paid to employees are accrued on a trade-date basis and vary based on individual commission rates and production volume. Bonuses payable in cash include both discretionary and non-discretionary amounts, which are accrued as pre-determined benchmarks are met or based on estimated payouts.

Revenue Recognition

Commissions, underwriting and investment banking revenue, and retail advisory fees are recognized in accordance with ASC 606, *Revenue from Contracts with Customers*. The core principal of ASC 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Refer to Note 12 (Revenue from Contracts with Customers) for further discussion on the Company's revenue recognition for commissions, securities underwriting revenue and retail advisory fees.

2. Significant Accounting Policies (continued)

Revenue Recognition (continued)

Principal transactions revenue represents revenue earned from the purchasing and selling of securities in the secondary market and unrealized gains and losses associated with unsold security positions held in inventory. Revenues in the form of realized trading gains and losses are recognized on a trade-date basis. Realized gains and losses on sales of securities are determined based upon the sale of positions held on a first-in-first-out basis.

Interest revenue and expense associated with securities owned and securities sold, not yet purchased, respectively, are recognized based on the settlement date of the underlying purchase or sale and accrued into income and expense using the effective yield method.

Stock-Based Compensation

Stock-based payments are awarded by the Parent to certain employees of the Company as compensation for services provided. In substance, the Parent contributes capital to the Company, and the Company records stock-based compensation expense for its employees in exchange for services rendered.

Stock-based compensation is measured using the fair value method of accounting on the grant date. The measured cost is recognized over the period during which the recipient is required to provide service in exchange for the award. The Company estimates expected forfeitures when stock-based awards are granted and records compensation expense only for awards that are expected to vest. Compensation expense related to awards granted to employees is recorded in employee compensation and benefits in the consolidated statement of operations.

The Company recognizes compensation cost for stock-based, mandatory deferred incentive compensation awards using the accelerated method of amortization over a period of approximately five years (the current year performance period and a four-year vesting period, which generally starts in the first quarter of the performance period).

Employee stock options typically become exercisable at the rate of 25% per year, beginning one year after the grant date. Options expire no later than ten years after their grant date. The Company recognizes stock-based compensation expense for stock options with graded vesting using an accelerated method of amortization.

The Company estimates the fair value of options granted using the Black-Scholes option-pricing model, as further described in Note 14 (Stock-Based Compensation).

2. Significant Accounting Policies (continued)

Accounting Guidance Adopted in 2021

Standard	Date of Adoption	Description	Effect on Financial Statements or Other Significant Matter
ASU 2019-12 *Simplifying the Accounting for Income taxes*	January 1, 2021	This ASU simplifies the accounting for income taxes by removing certain exceptions to the existing guidance, such as exceptions related to the incremental approach for intraperiod tax allocation, the methodology for calculating income taxes in an interim period when a year-to-date loss exceeds the anticipated loss and the recognition of deferred tax liabilities when a foreign subsidiary becomes an equity method investment and when a foreign equity method investment becomes a subsidiary. Along with general improvements, it adds simplifications related to franchise taxes, the tax basis of goodwill and the method for recognizing an enacted change in tax laws. The guidance also specifies that an entity is not required to allocate the consolidated amount of certain tax expense to a legal entity not subject to tax in its own separate financial statements. The guidance should be applied on either a retrospective, modified retrospective or prospective basis depending on the amendment.	The Company adopted this guidance on January 1, 2021 using the transition guidance prescribed by amendment. The adoption of this accounting guidance did not have a material effect on the financial condition, results of operations, or cash flows of the Company.

(Dollars In Thousands)

3. Securities Owned and Securities Sold, but Not Yet Purchased

Securities owned and securities sold, but not yet purchased, at December 31, 2021, consist of the following:

	Securities Owned	Securities Sold, But Not Yet Purchased
U.S. and Canadian government obligations	$ 259,594	$ 306,418
Corporate obligations	293,456	189,573
State and municipal government obligations	95,905	—
Stocks and warrants	68	52,016
Other securities	12,817	23,366
	$ 661,840	$ 571,373

4. Financial Instruments with Off-Balance Sheet and Credit Risk

In the ordinary course of business, the Company's activities involve the execution, settlement and financing of various securities transactions. These activities may expose the Company to credit and market risks in the event the customer, counterparty, or clearing firm is unable to fulfill its contractual obligations. A substantial portion of the Company's transactions are collateralized. The Company's exposure to credit risk associated with the nonperformance can be adversely affected by volatile trading markets. The Company monitors concentrations of credit risk on both an individual and group counterparty basis and seeks to limit risk through consideration of various factors, including the financial strength of counterparties and industry segments, reviewing the size of positions or commitments, analyzing the expected duration of the positions, and by entering into legally enforceable master netting arrangements. Where considered necessary, the Company requires a deposit of additional collateral or a reduction of securities positions.

All securities owned are pledged to the third-party clearing organization on terms that permit it to sell or repledge the securities to others, subject to certain limitations. Securities sold, but not yet purchased, represent obligations of the Company to deliver the specified security in the market at contracted price and thereby creates a liability to repurchase the security in the market at prevailing prices, if not owned by the Company. These transactions result in off-balance sheet market risk, as the Company's ultimate obligation to satisfy the transaction may exceed the amount recognized in the consolidated statement of financial condition. No liability for off-balance sheet credit risk was considered necessary at December 31, 2021.

5. Derivative Financial Instruments

Derivative instruments are contracts between two or more parties that have a notional amount and an underlying variable, require a small or no net investment, and allow for the net settlement of positions. A derivative's notional amount serves as the basis for the payment provision of the contract, and takes the form of units, such as shares or dollars. A derivative's underlying variable is a specified interest rate, security price, commodity price, foreign exchange rate, index, or other variable. The interaction between the notional amount and the underlying variable determines the number of units to be exchanged between the parties and influences the fair value of the derivative contract.

Derivative assets and liabilities are recorded at fair value on the consolidated statement of financial condition, after taking into account the effects of bilateral collateral and master netting agreements. These agreements allow the Company to settle all derivative contracts held with a single party on a net basis, and to offset net derivative positions with related collateral, where applicable. As a result, the Company could have derivative contracts with negative fair values included in derivative assets and derivative contracts with positive fair values included in derivative liabilities on the consolidated statement of financial condition.

The Company's derivative financial instruments consist of over-the-counter (OTC) interest rate swaps and forward purchase and sale contracts.

Interest rate contracts are entered into for the purpose of economically hedging the fair value of certain corporate bond and agency collateralized mortgage obligation inventory positions. The counterparty to these swap contracts is KeyBank. The Company enters into a master netting agreement with KeyBank for these contracts. Changes in fair value for these instruments are recognized in principal transactions on the consolidated statement of operations.

Forward purchase and sale contracts consist of contractual commitments associated with "to be announced" (TBA) securities and when-issued securities. TBA transactions represent forward contracts pertaining to undefined pools of mortgages, including collateralized mortgage obligations (CMO's), which give the Company the right to receive or obligation to deliver mortgage securities in the future. The Company enters into these contracts primarily for delivery to customers and, to a lesser extent, to economically hedge the fair value of certain of its mortgage-related inventory positions. These forward contracts are generally short-term in nature and have maturity or settlement dates of 90 days or less. TBAs are recognized on the consolidated statement of financial condition on a gross basis as the Company has not entered into master netting agreements with counterparties to these contracts. Changes in fair value for these instruments are recognized in principal transactions on the consolidated statement of operations.

(Dollars In Thousands)

5. Derivative Financial Instruments (continued)

The Company enters into when-issued security transactions to facilitate the purchase and sale of new issue asset-backed securities (ABS) on behalf of KeyBank. Similar to TBAs, these forward contracts are generally short-term in nature and are recognized on the consolidated statement of financial condition on a gross basis as the Company has not entered into master netting agreements with counterparties to these contracts. At December 31, 2021, these instruments have maturity or settlement dates of 90 days or less. Changes in fair value for these instruments are recognized in principal transactions on the consolidated statement of operations.

The Company has entered into when-issued security transactions in connection with "at-the-market" (ATM) equity offering programs. Under these ATM programs, the Company has a contractual commitment with clients to purchase new issue equity securities at a fixed settlement amount. The settlement date for these ATM programs are typically extended beyond the industry standard settlement date for similar equity instruments. At December 31, 2021, the maturity or settlement date for these forward contracts was less than one year. Changes in fair value for these instruments are recognized in underwriting and investment banking revenue on the consolidated statement of operations.

The following table presents the notional amount and derivative fair value of the Company's derivative instruments outstanding at December 31, 2021.

		Fair Value	
	Notional Amount	**Derivative Assets**	**Derivative Liabilities**
Interest rate swaps	$ 40,000	$ —	$ 495
Netting adjustments(a)			
Cash collateral(b)		$ 5	$ (495)
Net derivatives in the balance sheet		$ 5	$ —
Forward purchase contracts	640,727	17,919	3,475
Forward sale contracts	562,115	3,581	5,067
Total derivative instruments		$ 21,505	$ 8,542

(a) Netting adjustments represent the amounts recorded to convert the Company's derivative assets and liabilities from a gross basis to a net basis in accordance with applicable accounting guidance.
(b) Represents pledged cash collateral on deposit with KeyBank.

5. Derivative Financial Instruments (continued)

Derivative net gains and (losses) are recognized in principal transactions revenue in the consolidated statement of operations. The following table presents the pre-tax net losses for the Company's derivative instruments for the year ended December 31, 2021.

Interest rate swaps	$	(34)
Forward purchase and sale contracts		(6,710)
Total	$	(6,744)

6. Fair Value Measurements

Fair Value Determination

In accordance with U.S. GAAP, the Company measures certain assets and liabilities at fair value. Fair value is defined as the price to sell an asset or liability in an orderly transaction between market participants in the Company's principal market. Additional information regarding the Company's accounting policies for determining fair value is provided in Note 2 ("Summary of Significant Accounting Policies") under the heading "Fair Value Measurement".

Qualitative Disclosures of Valuation Techniques

Securities owned and securities sold, but not yet purchased (Securities): The Company owns several types of securities, requiring a range of valuation methods:

- Securities are classified as Level 1 when quoted market prices are available in an active market for the identical securities. Level 1 instruments include exchange-traded equity securities and exchange-traded funds (ETFs).

- Securities are classified as Level 2 if quoted prices for identical securities are not available, and fair value is determined using pricing models (either by a third-party pricing service or internally) or quoted prices of similar securities. These instruments include municipal bonds, bonds backed by the U.S. and Canadian governments, securities issued by the U.S. Treasury, corporate bonds, certain mortgage and other asset-backed securities, certain agency collateralized mortgage obligations, bankers acceptances, certificates of deposit, commercial paper, and money market securities. Inputs to the pricing models include actual trade data (i.e., spreads, credit ratings and interest rates) for comparable assets, and standard inputs such as yields, broker/dealer quotes, bids and offers. Money market securities are valued using net asset values provided by the mutual fund companies where the positions are held.

6. Fair Value Measurements (continued)

Derivatives: The Company's derivative instruments consist of forward purchase and sale associated with TBAs, ABS when-issued securities and ATM when-issued securities. These instruments are classified as Level 2 as quoted prices for identical instruments are not available and fair value is determined using pricing models that use observable inputs (either by a third-party pricing service or internally) or quoted prices of similar instruments.

Inputs to TBA and ABS when-issued security third-party pricing models primarily consist of actual market trade data (i.e., spreads and interest rates) for comparable instruments and standard inputs such as yields, broker/dealer quotes, bids and offers, and interest rate swap curves. Valuation inputs for the ATM when-issued security include the contract price of the to-be-issued equity securities, the number of contractual shares to be purchased, and the quoted market price of similarly publicly trades shares of the issuer in the market.

Assets and Liabilities Measured at Fair Value on a Recurring Basis

Certain assets and liabilities are measured at fair value on a recurring basis in accordance with U.S. GAAP. The following table presents the Company's assets and liabilities measured at fair value on a recurring basis at December 31, 2021.

(Dollars In Thousands)

	Level 1	Level 2	Level 3	Total
Assets measured on a recurring basis(a)				
Securities Owned				
U.S. and Canadian government obligations	$ —	$ 259,594	$ —	$ 259,594
Corporate obligations	—	293,456	—	293,456
State and municipal government obligations	—	95,905	—	95,905
Stocks and warrants	68	—	—	68
Other securities	2	12,815	—	12,817
Total securities owned	70	661,770	—	661,840
Derivative assets:				
Interest rate swaps		5		5
Forward purchase contracts	—	17,919	—	17,919
Forward sale contracts	—	3,581	—	3,581
Total derivative assets	—	21,505	—	21,505
Total assets on a recurring basis at fair value	$ 70	$ 683,275	$ —	$ 683,345
Liabilities measured on a recurring basis(a)				
Securities sold, but not yet purchased				
U.S. and Canadian government obligations	$ —	$ 306,418	$ —	$ 306,418
Corporate obligations	—	189,573	—	189,573
Stocks and warrants	52,016	—	—	52,016
Other securities	23,366	—	—	23,366
Total securities sold, but not yet purchased	75,382	495,991	—	571,373
Derivative liabilities:				
Interest rate swaps	—	495	—	495
Forward purchase contracts	—	3,475	—	3,475
Forward sale contracts	—	5,067	—	5,067
Derivative liabilities	—	9,037	—	9,037
Netting adjustments(b)	—	(495)	—	(495)
Total derivative liabilities	—	8,542	—	8,542
Total liabilities on a recurring basis at fair value	$ 75,382	$ 504,533	$ —	$ 579,915

(a) During 2021 the Company had no Level 3 recurring assets or liabilities.
(b) Netting adjustments represent the amounts recorded to convert the Company's derivative assets and liabilities from a gross basis to a net basis in accordance with applicable accounting guidance. The net basis takes into account the impact of bilateral collateral and master netting agreements that allow the Company to settle all derivative contracts with a single counterparty on a net basis and to offset the net derivative position with the related cash collateral. Total derivative assets and liabilities include these netting adjustments.

(Dollars In Thousands)

7. Goodwill and Other Intangible Assets

The Company's annual goodwill impairment testing is performed as of October 1 each year, or more frequently as events occur or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount. Additional information pertaining to the Company's accounting policy for goodwill and other intangible assets is summarized in Note 1 (Summary of Significant Accounting Policies) under the heading "Goodwill and Other Intangible Assets."

At December 31, 2021, the carrying amount of goodwill was $117,158. There were no changes recognized to the carrying amount of goodwill in 2021. All of the Company's goodwill is recognized in the Institutional Brokerage reporting unit. The Company did not identify any impairment triggering events during the year and did not identify any impairment through the Company's annual impairment test as of October 1, 2021.

The Company's intangible assets consist of customer relationships with the gross carrying amount and the accumulated amortization of these assets totaling $24,661 and $17,848, respectively at December 31, 2021. Estimated intangible amortization expense for the next five years is as follows: 2022 – $2,486; 2023 – $1,921; 2024 – $1,355; 2025 – $789 and 2026 - $224. Intangible asset amortization expense totaled $3,215 during 2021.

8. Income Taxes

The Company is included in the consolidated federal income tax return filed by its Parent. For financial reporting purposes, the Parent follows the policy of allocating the consolidated income tax provision among the Parent and its subsidiaries on a separate return basis, which includes any tax credits or carryovers and carrybacks, subject to recognition of such items on a consolidated basis. Income tax expense included in the consolidated statement of operations is summarized below:

Current:		
Federal	$	37,472
State		7,105
Total current expense		44,577
Deferred expense (benefit):		
Federal		(7,113)
State		(1,451)
Total deferred benefit		(8,564)
Total income tax expense	$	36,013

(Dollars In Thousands)

8. Income Taxes (continued)

The difference between income tax expense and the amount computed by applying the statutory federal tax rate of 21% to income before income taxes was as follows:

		Amount	Rate
Income before income taxes at 21% U.S. statutory federal tax rate	$	32,246	21.0 %
State income tax, net of federal tax benefit		4,467	2.9 %
Tax-exempt interest income		(247)	(0.2)%
Disallowed meals and entertainment		126	0.2 %
Executive compensation		685	0.5 %
Stock-based compensation		(1,204)	(0.8)%
Other		(60)	(0.1)%
Total income tax expense	$	36,013	23.5 %

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax assets and liabilities as of December 31, 2021 were as follows:

Deferred tax assets:		
Employee compensation accruals	$	45,517
Furniture and equipment		123
Accrued expenses		1,343
Operating lease obligations		91
Capitalized intangible assets		3,582
Other		12
Total deferred tax assets		50,668
Deferred tax liabilities		
Goodwill		(3,156)
Operating lease ROU asset		(89)
Prepaid expenses		(168)
State taxes		(1,503)
Total deferred tax liabilities		(4,916)
Total net deferred tax assets	$	45,752

(Dollars In Thousands)

8. Income Taxes (continued)

Deferred tax assets are recoverable from the Parent when they are able to be used. An assessment is conducted of all available evidence to determine the amount of deferred tax assets that are more-likely-than-not to be realized, and therefore recorded. This evidence includes the Parent's taxable income in prior periods, projected future reversals of deferred tax items, potential tax-planning strategies and projected future taxable income. Based on these criteria, the Company currently believes that it is more-likely-than-not that the net deferred tax asset will be realized in future periods.

Total federal and state income taxes paid to Parent during 2021 were $53,876. At December 31, 2021, the Company had a $15,344 intercompany payable to the Parent for federal and state income taxes, which is included in other liabilities on the consolidated statement of financial condition.

9. Short-Term Borrowings

The Company enters into unsecured borrowings with the Parent under renewable lines of credit. At December 31, 2021, the Company had ongoing committed credit arrangements of $1,750,000 with the Parent. The Company pays no commitment fees for access to the committed facility with the Parent, and the interest on these lines of credit is based on prevailing short-term rates. Interest paid to Parent for borrowing activity during 2021 totaled $65. There were no outstanding borrowings with Parent at December 31, 2021.

10. Line of Business Results

The Company has two reportable business (operating) segments as described below.

Institutional Brokerage

Institutional Brokerage is a full-service broker-dealer and investment bank focused principally on serving the needs of institutional and middle market clients in seven industry sectors: consumer, energy, healthcare, industrial, public sector, real estate, and technology. The Institutional Brokerage segment delivers a broad suite of capital markets products to its clients, including principal and agency trading transactions, debt and equity capital market underwritings, private placement and mergers and acquisition advisory services. These services are primarily delivered to customers in the continental U.S.

10. Line of Business Results (continued)

Retail Brokerage

Retail Brokerage represents the Company's retail broker dealer subsidiary KIS, which focuses primarily on servicing the needs of KeyBank's retail customers. Retail customers are primarily provided branch-based investment products such as investment company shares, fixed and variable rate annuity contracts, corporate debt and equity securities, unit investment trusts, US. government securities, managed products, and life insurance contracts. These services are provided through KeyBank's branches located in Ohio, Michigan, Indiana, New York, Maine, Vermont, Washington, Oregon, Alaska, Idaho, Colorado, Connecticut, Massachusetts, Pennsylvania, and Utah.

The following details selected financial data of the Company's operating segments for 2021. These financial results are presented as if each business segment operated on a stand-alone basis. Accordingly, these financial results do not include the effects of transfer pricing or other expense sharing allocations.

(Dollars In Thousands)

10. Line of Business Results (continued)

	Institutional Brokerage	Retail Brokerage	KeyBank Capital Markets, Inc.
Revenues			
Commissions	$ 63,257	$ 100,175	$ 163,432
Principal transactions	38,973	(26)	38,947
Underwriting and investment banking	462,302	—	462,302
Retail advisory fees	—	31,225	31,225
Interest and dividends	17,334	498	17,832
Other revenues	4,600	1,758	6,358
Total revenues	586,466	133,630	720,096
Expenses			
Employee compensation and benefits	339,884	81,098	420,982
Interest	8,319	—	8,319
Floor brokerage and clearance	13,500	5,793	19,293
Communications	2,568	1,828	4,396
Occupancy and equipment	17,336	9,106	26,442
Promotion and development	6,939	569	7,508
Data processing	31,630	2,817	34,447
Processing fees paid to affiliate	4,776	2,841	7,617
Management fee paid to affiliate	8,321	3,481	11,802
Other operating expenses	22,026	3,712	25,738
Total expenses	455,299	111,245	566,544
Income before income taxes	131,167	22,385	153,552
Income tax expense	30,663	5,350	36,013
Net income	$ 100,504	$ 17,035	$ 117,539
Supplemental Information - Total Assets	1,522,382	117,561	1,639,943

(Dollars In Thousands)

11. Revenue from Contracts with Customers

The following table represents a disaggregation of revenue from contracts with customers for 2021 that were accounted for under ASC 606.

Commissions		
Brokerage	$	134,282
Distribution fees (12b-1 and trails)		29,150
Total commissions	$	163,432
Underwriting and investment banking		
Underwriting fees	$	228,325
Advisory fees		233,977
Total underwriting and investment banking	$	462,302
Retail advisory fees	$	31,225
Total revenue from contracts with customers	$	656,959

As of December 31, 2021, the Company had no contract assets or contract liabilities.

Commissions

Brokerage commissions represents revenue earned from trade execution services provided to the Company's institutional brokerage and retail brokerage customers. Services provided to institutional brokerage customers consist of sales and trading of equity securities and equity research. Services provided to retail brokerage customers consist of sales of various securities products, primarily comprised of investment company shares and fixed and variable rate annuity contracts. In exchange for providing these services, customers are charged a commission upon execution of a security buy or sell trade with the Company. Commissions and related clearing expenses are recognized on trade date, which is the date the Company fulfills a customer trade order by contracting the trade with another counterparty and confirming the trade with the customer. Commissions revenue is recognized on trade date because the Company's performance obligation is satisfied on this date as the underlying purchaser of the security instrument is identified, the pricing of the trade is agreed upon by both parties and the risks and rewards of ownership have been transferred to/from the customer.

11. Revenue from Contracts with Customers (continued)

Commissions (continued)

Distribution (12b-1) fees represent revenue earned for promoting and distributing mutual funds, which are accrued when the services are performed and it is probable that significant amounts would not be reversed upon resolution of any variable uncertainties. The distribution fees are variable based on either the average daily fund net asset balances or average daily aggregate net fund sales and are affected by the changes in the overall level of activity and mix of assets under management for the products sold. Due to the factors and activity outside of the Company's control, the constraint on recognizing this revenue cannot be overcome until such activity and market values are known, which is usually monthly. Cash for the distribution fees is generally received within the following quarter.

Underwriting and Investment Banking

Underwriting and investment banking revenue represents transaction fees earned from securities underwriting and advisory services provided to public and private business entities. Securities underwriting services are rendered to assist customers (issuers) raise equity and debt investment capital from investors through securities offerings. Revenue earned from the Company's role as securities underwriter is recognized on trade date which approximates the date the Company is contractually obligated to purchase its proportional share of securities from the issuer. Trade date or point in time recognition of underwriting fees results as the Company has completed its underwriting performance obligations and the issuer obtains control and benefit of the securities offering on this date.

Advisory services are provided by the Company to customers to assist them with mergers and acquisition (M&A) and debt placement transactions. Revenue for these advisory services are recognized at a point in time upon completion of the contractually identified transaction or service.

Transaction-related expenses associated with underwriting and investment banking and advisory revenues are recognized on a gross basis within promotions and development and other operating expenses on the consolidated statement of operations.

(Dollars In Thousands)

11. Revenue from Contracts with Customers (continued)

Retail Advisory Fees

Retail advisory fees represents revenue earned from providing advisory-related services to retail brokerage customers and are recognized over time. The Company believes the performance obligation for providing these advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based upon a percentage applied to the customers assets under management. Retail advisory fees are billed at the beginning of a service period (generally quarterly) and are recognized as revenue over that period as services are performed.

12. Related-Party Transactions

The Company enters into transactions with the Parent and its affiliates. Amounts due from or payable to the Company's related parties at year end are recognized in receivable from affiliates and payables to affiliates in the consolidated statement of financial position.

KeyBank provides certain support services to the Company. Such services include accounting, legal, human resources, payroll, tax, risk management, insurance, communications, facilities, distribution, printing, computer processing and software development. The Company may be provided these services under one or more service agreements with KeyBank.

Support service charges from KeyBank for 2021 were:

Communications	$	3,828
Processing fee		7,617
Management fee		11,802
Software development		387
	$	23,634

At December 31, 2021, a net payable of $2,307 was due to KeyBank for the aforementioned support services.

During 2020, the Company held certain debt securities issued by the Parent and its subsidiaries. At December 31, 2021, $8,217 and $9,733 of these debt securities were recognized in the Company’s securities owned and securities sold, but not yet purchased portfolios, respectively. Interest income and interest expense recognized in earnings on these holdings were $376 and $172, respectively, during 2021.

(Dollars In Thousands)

12. Related-Party Transactions (continued)

The Company sells certain investment and non-investment grade loans on behalf of KeyBank. In connection with these transactions, the Company earns sales concessions from KeyBank when such loans are sold in the secondary market. The amount of sales concessions earned in 2021 totaled $4,575 and were recognized in other revenues on the consolidated statement of operations. At December 31, 2021, the Company recognized a receivable from KeyBank of $264 associated with these transactions.

During 2021, KeyBank consummated capital raise transactions and engaged the Company to act as lead bookrunner in these transactions. Revenue recognized by the Company in connection with these capital raise transactions totaled $466 and were recognized in underwriting and investment banking revenues on the consolidated statement of operations.

The Company enters into when-issued security transactions with KeyBank to facilitate the purchase and sale of new issue asset-backed securities (ABS) collateralized by KeyBank commercial mortgage loans. These when issued security transactions with KeyBank represent a contractual commitment to purchase the to-be-issued ABS security and are accounted for as derivative instruments. The notional derivative asset and liability, fair value derivative asset, and fair value derivative liability amounts associated with these instruments were $463,120, $95,275, $5,832, and $3,459, respectively, at December 31, 2021. Refer to Note 5 (Derivative Financial Instruments) for further information on these derivative instruments.

The Parent engages the Company to facilitate the purchase of KeyCorp common shares in the secondary market in connection with its share repurchase program. The Company earns commissions from Parent for these common share repurchases. During 2021, commissions revenue paid to the Company by Parent totaled $547.

The Company may enter into interest rate and credit default swap transactions with KeyBank to economically hedge the fair value of certain long trading inventory positions. Refer to Note 5 (Derivative Financial Instruments) for further information on these derivative instruments.

The Company has entered into operating lease arrangements with KeyBank for the leasing of office space. The Company has classified these arrangements as short-term operating leases as the lease term is twelve months or less at lease commencement. The lease cost is recognized on a straight-line basis over the lease term in occupancy and equipment expense on the consolidated statement of operations. For the year ended December 31, 2021, total lease expense associated with these short-term leases was $25,115.

(Dollars In Thousands)

12. Related-Party Transactions (continued)

In the normal course of business, certain investment bankers of the Company participate in generating loan syndication, foreign exchange and derivative product revenue on behalf of KeyBank. The revenue associated with these products are recognized by KeyBank while the corresponding personnel-related costs of the investment bankers are recognized by the Company. During 2021, KeyBank paid $17,000 to the Company for compensation attributed to its investment bankers' participation in producing revenue for KeyBank. This compensation reimbursement was recognized in employee compensation and benefits expense on the consolidated statement of operations.

The Company has a specific shared service agreement with the Parent's insurance subsidiary KeyCorp Insurance Agency USA Inc. (the Agency). The major services performed by the Agency include the following: license and maintain licensing for the Agency; sell insurance in all states in which the Agency and the Company sell insurance products; negotiate and maintain selling agreements; and license the Agency and Company personnel to sell insurance, pay any non-income taxes to applicable states, pay all required registration and licensing costs, and employ and compensate personnel to carry out the foregoing activities. For these services provided, the Agency retains a contracted percentage of the revenue generated by the Company. The revenue recognized by the Company and the amount retained by the Agency was $73,478 and $4,256, respectively, for 2021. These amounts were recognized in commissions revenue on the consolidated statement of operations. At December 31, 2021, the Company recognized a net receivable of $633 due from the Agency related to this arrangement.

13. Employee Benefit Plans

Employees of the Company are covered under a 401(k) plan sponsored by the Parent. The plan permits eligible employees to contribute from 1% to 100% of eligible compensation with up to 6% being eligible for matching contributions. The plan also permits the distribution of a discretionary annual profit-sharing contribution, which was 1.0% of eligible compensation for employees eligible on the last business day of the 2021 plan year. For the year ended December 31, 2021, the Company's contribution expense was $13,573, included in employee compensation and benefits expense on the consolidated statement of operations.

Effective December 31, 2009, the Parent amended the defined benefit pension plan to freeze all benefit accruals and close the pension plan to new employees. The Company will continue to credit existing participants' account balances for interest until participants receive their plan benefits.

(Dollars In Thousands)

13. Employee Benefit Plans (continued)

Substantially all of the Company's employees who meet certain specified conditions are eligible for benefits under group medical and dental plans and postretirement health care and life insurance plans established by the Parent. Costs related to the plans incurred by the Parent on behalf of the Company's employees are allocated to the Company based on management's estimate of the Company's proportionate share of the related costs. For the year ended December 31, 2021, the Company's allocated expense was $9,673, included in employee compensation and benefits expense on the consolidated statement of operations.

14. Stock-Based Compensation

The Company's employees participate in long-term incentive compensation plans administered by the Parent. These long-term incentive award plans provide for the granting of stock options, stock appreciation rights, restricted stock, restricted stock units, performance shares, performance units, other awards which may be denominated or payable in or valued by reference to the Parent's common shares or other factors, discounted stock purchases, and deferred compensation to eligible employees of the Company.

Total compensation expense recognized by the Company for the long-term compensation plans was $32,077 for 2021. The total income tax benefit recognized in the consolidated statement of operations for these plans was $7,686 for 2021.

Stock Options

Stock options granted to employees generally become exercisable at the rate of 25% per year. No option granted by the Parent will be exercisable less than one year after, or expire later than ten years from, the grant date. The exercise price is the closing price of the Parent's common shares on the grant date.

The fair value of stock options granted is performed using the Black-Scholes option-pricing model. This model was originally developed to determine the fair value of exchange-traded equity options, which (unlike employee stock options) have no vesting period or transferability restrictions. Because of these differences, the Black-Scholes model does not precisely value an employee stock option, but it is commonly used for this purpose. The model assumes that the estimated fair value of an option is amortized as compensation expense over the option's vesting period.

(Dollars In Thousands)

14. Stock-Based Compensation (continued)

Stock Options (continued)

The Black-Scholes model requires several assumptions, which were developed and updated by the Parent based on historical trends and current market observations. The determination of the fair value of options is only as accurate as the underlying assumptions. The assumptions pertaining to options issued during 2021 are shown in the following table.

Average option life	6.6 years
Future dividend yield	3.88 %
Historical share price volatility	0.335
Weighted-average risk-free interest rate	0.77 %

The total compensation cost and related income tax benefit for stock options was $231 and $56, respectively, during 2021. The weighted-average grant-date fair value of options was $3.38 for options granted during 2021. During 2021, stock option exercises numbered 317,757 and the aggregate intrinsic value of exercised options was $3,061. As of December 31, 2021, unrecognized compensation cost related to nonvested options under the plans totaled $228. The Company expects to recognize this cost over a weighted-average period of 2.7 years. During 2021, cash received by Parent from options exercised was $3,453 and the actual tax benefit realized for the tax deductions from options exercised totaled $827.

Long-Term Incentive Compensation Program

The Parent's Long-Term Incentive Compensation Program (the Program) rewards senior executives critical to the Company's long-term financial success. Awards are granted annually in a variety of forms:

- deferred cash payments that generally vest and are payable at the rate of 25% per year;
- time-lapsed (service condition) restricted stock units payable in stock, which generally vest at the rate of 25% per year;
- performance units payable in stock, which vest at the end of the three-year performance cycle and will not vest unless KeyCorp attains defined performance levels and the service condition is met; and
- performance units payable in cash, which vest at the end of the three-year performance cycle and will not vest unless KeyCorp attains defined performance levels and the service condition is met.

(Dollars In Thousands)

14. Stock-Based Compensation (continued)

Long-Term Incentive Compensation Program (continued)

Performance units payable in cash that vested in 2021 numbered 161,105 and had a total fair value of $2,927.

The compensation cost of time-lapsed and performance-based restricted stock or unit awards granted under the Program is calculated using the closing trading price of the Parent's common shares on the grant date.

Unlike time-lapsed and performance-based restricted stock or units, dividends are not paid during the vesting period for performance shares or units that may become payable in excess of targeted performance.

The total compensation cost and related income tax benefit recognized for the Program totaled $26,127 and $6,260, respectively, in 2021. The weighted-average grant-date fair value of awards granted under the Program was $19.62 during 2021. As of December 31, 2021, unrecognized compensation cost related to nonvested shares under the Program totaled $24,945. The Company expects to recognize this cost over a weighted-average period of 2.40 years. The total fair value of shares vested was $24,428 in 2021.

Deferred Compensation and Other Restricted Stock Awards

KeyCorp's deferred compensation arrangements include voluntary and mandatory deferral programs for common shares awarded to certain employees and directors of the Company. Mandatory deferred incentive awards vest at the rate of 25% per year beginning one year after the deferral date for awards granted. Deferrals under the voluntary programs are immediately vested.

Total compensation cost and related income tax benefit recognized for these deferred compensation arrangements totaled $5,719 and $1,370, respectively, in 2021. The weighted-average grant-date fair value of awards granted was $19.07 during 2021. As of December 31, 2021, unrecognized compensation cost related to nonvested restricted stock or units expected to vest under these special awards totaled $1,125. The Company expects to recognize this cost over a weighted-average period of 1.3 years. The total fair value of restricted stock or units vested was $6,775 in 2021.

Information pertaining to the Company's method of accounting for stock-based compensation is included in Note 2 (Significant Accounting Policies) under the heading "Stock-Based Compensation."

(Dollars In Thousands)

15. Commitments and Contingencies

Underwriting and When Issued Commitments

In the normal course of business, the Company routinely enters into firm underwriting commitments. At December 31, 2021, the Company's underwriting commitments totaled $180,000.

Derivatives

The Company enters into commitments with counterparties to purchase and sell TBA and when issued securities. Refer to Note 5 (Derivative Financial Instruments) for further details on these instruments and related commitments.

Obligations Under Noncancelable Leases

The Company, as lessee, has noncancelable third-party operating leases consisting of leased office space that have remaining terms ranging from one to six years. Certain leases contain options to extend the lease term for up to five years. Because the Company is not reasonably certain to exercise these renewal options, the optional periods are not included in determining the lease term, and associated payments under these renewal options are excluded from the lease payments. Payments due under these lease contracts include fixed payments, plus, for certain of the Company's leases, variable payments that are primarily based on adjustments for inflation over the lease term based on a contractually defined index. The Company has sublease arrangements associated with one of its leased properties.

At December 31, 2021, the Company's ROU asset and liability associated with its third-party non-cancellable operating leases were $364 and $372, respectively. Total operating lease cost, net of sublease income of $34, was $359 in 2021. Operating lease cost and sublease income are recognized in occupancy expense and other income, respectively, on the consolidated statement of income. The Company's remaining operating lease liability obligations at December 31, 2021 follow: 2022 – $173; 2023 – $92; 2024 – $94; and 2025 – $24.

(Dollars In Thousands)

15. Commitments and Contingencies (continued)

Litigation and Contingencies

In the ordinary course of business, the Company is a defendant in various lawsuits and a subject of regulatory inquiries, in each case, incidental to its securities business. In view of the number and diversity of claims against the Company and the inherent difficulty of predicting the outcome of litigation, regulatory actions and other claims, the Company cannot state with certainty what the eventual outcome of pending litigation or regulatory inquiries or other claims will be. The Company provides for costs relating to these matters when a loss is probable and the amount can be reasonably estimated. While it is not possible to predict with certainty, management believes that the ultimate resolution of such matters will not have a material adverse effect on the consolidated statement of financial condition, the consolidated statement of operations, and the consolidated statement of cash flows of the Company.

16. Net Capital Requirements

The Company is subject to the Uniform Net Capital Rule (the Rule) of the SEC and the net capital rules of FINRA, of which the Company is a member. The Company has elected to use the alternative method permitted by the Rule, which requires that it maintain minimum net capital the greater of (i) 2% of aggregate debit balances arising from customer transactions, as such term is defined in the Rule, (ii) a minimum of $250 determined based upon the nature of the Company's business operations as defined in the Rule, or (iii) a minimum net capital required based upon the Company's market making activities not to exceed $1,000. Under its rules, FINRA may prohibit member firms from engaging in certain activities if its net capital falls within certain thresholds of its minimum net capital requirements. For member firms that elect the alternative method, FINRA may require such member firm to reduce its business if its net capital is less than 4% of aggregate debit balances and may prohibit a member firm from expanding its business or paying cash dividends if resulting net capital would be less than 5% of aggregate debit balances.

Net capital, aggregate debit balances, and the Company's market making activities change from day to day. At December 31, 2021, the Company's net capital under the Rule was $426,767, which was $425,767 in excess of the minimum required net capital. The Company is also subject to certain notification provisions of the Rule relating to the withdrawal of capital.

The Company computes net capital under the Rule on an unconsolidated basis. Accordingly, certain accounts of the Company's consolidated subsidiaries are not contained in the net capital computation as disclosed in Schedule I of the Supplemental Information section of this report. The subsidiary accounts excluded from the net computation primarily include certain non-allowable assets, securities and related haircuts, and equity. The following summarizes certain financial information of the Company's consolidated subsidiaries at December 31, 2021.

(Dollars In Thousands)

16. Net Capital Requirements (continued)

	KIS	KBCM (UK) Ltd.	Total
Total Assets	$ 117,561	$ 342	$ 117,903
Assets excluded from net capital computation			
Securities owned, at fair value	$ 83,804	$ —	$ 83,804
Net deferred tax assets	941	—	941
Receivable from affiliates	5,681	—	5,681
Other assets	3,227	—	3,227
Total liabilities	$ 15,599	$ 2,493	$ 18,092
Liabilities excluded from net capital computation			
Securities sold, but not yet purchased, at fair value	$ —	$ —	$ —
Total equity (deficit)	$ 101,962	$ (2,151)	$ 99,811

In February 2022, management authorized a dividend to Parent of $100,000 of which payment will be made by the end of the first quarter. Management's decision to authorize this dividend reflects the Firm's strong liquidity position and improved financial performance. In connection with this transaction, net capital will be reduced by 100% of the dividend; however, the Firm's net capital position after the dividend payment is forecasted to be well above the Rule's minimum net capital requirement.

Supplemental Information

KeyBanc Capital Markets Inc.

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2021
(Dollars In Thousands)

Net capital		
Total shareholders equity from statement of financial condition		$ 863,927
Deductions and/or charges:		
Nonallowable assets:		
Securities owned not readily marketable	$ 26,769	
Investment in receivables from affiliate	104,449	
Net deferred tax assets	44,996	
Goodwill	117,158	
Other intangible assets, net	6,813	
Other receivables	32,377	
Other assets	3,787	
		336,349
Additional charges for customers' and noncustomers' security accounts	1,334	
Other deductions and/or charges	11	
		1,345
Net capital before haircuts on security positions		526,233
Haircuts:		
Contractual securities commitments	53,941	
Trading and investment securities:		
U.S. and Canadian government obligations	4,636	
State and municipal government obligations	5,721	
Corporate obligations	15,792	
Stocks and warrants	11,307	
Other	6,269	
Securities-based swaps	1,800	
		99,466
Net Capital		$ 426,767

KeyBanc Capital Markets Inc.

Schedule I

Computation of Net Capital Pursuant to Rule 15c3-1

December 31, 2021
(Dollars In Thousands)

Computation of alternative net capital requirement		
2% of aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of December 31, 2021		—
Minimum net capital requirement		1,000
Excess net capital	$	425,767
Net capital in excess of the greater of:		
120% of minimum net capital requirement	$	425,567
5% of combined aggregate debit items as shown in the Formula for Reserve Requirements pursuant to Rule 15c3-3		426,767

There were no material differences in the aggregate amount or individual amounts between the net capital and aggregate debit items reported in Schedule I and the net capital and aggregate debit items reported in the Company's December 31, 2021 unaudited amended Form X-17 a-5, Part II on February 23, 2022 and reconciliation submitted on February 23, 2022

Schedule II

Computation of Determination of Reserve Requirements Pursuant to Rule 15c3-3

December 31, 2021

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule. The Company is also exempt from Rule 15c3-3 with respect to its commission sharing and recapture business based on non-objection from the SEC Division of Trading and Markets. Lastly, the Company is exempt from Rule 15c3-3 because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 involve no custodial activities.

Schedule III

Information Relating to the Possession or Control Requirements Under Rule 15c3-3

December 31, 2021

The Company is exempt from Rule 15c3-3 of the Securities and Exchange Commission under paragraph (k)(2)(ii) of that Rule. The Company is also exempt from Rule 15c3-3 with respect to its commission sharing and recapture business based on non-objection from the SEC Division of Trading and Markets. Lastly, the Company is exempt from Rule 15c3-3 because the Company’s other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 involve no custodial activities.